Exhibit 99.1

Coca-Cola Grows in Russia with New Models From Volvo Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 14, 2006--Coca-Cola in Russia has ordered almost 300 Volvo FL and Volvo FE (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) distribution trucks from the Volvo Trucks in Russia. The order is the latest move in a long relationship between the two companies. After taking delivery of the new vehicles, Coca-Cola will have more than 1000 Volvo trucks in its fleet in Russia.

The first Volvo truck was delivered to Coca-Cola in Russia in 1992 and the foremost argument for the American soft-drinks producer was the extensive Volvo service network. Volvo still has the most widespread service network of all Western truck manufacturers operating on the Russian market today.

Coca-Cola has a large vehicle fleet in Russia, mostly consisting of distribution trucks in the 10-12 tonne segment. And it is in this sector that the company has decided to modernise its delivery fleet. The new Volvo FL and Volvo FE were launched in June this year and are cleaner, quieter and safer than their predecessors, important parameters for distribution customers who are found primarily in urban centres. Both models meet the Euro3 and Euro 4 environmental standards.

"This order confirm that we have a competitive strategy, offering modern trucks complemented with a competent and comprehensive service network. Now more than 90% of all trucks delivering Coca-Cola wear the Volvo badge", says Lars Corneliusson, General Director of Volvo Trucks in Russia. Deliveries of the new Volvo FL and Volvo FE trucks will begin during the first quarter of 2007. Russia is a strategically important market for Volvo Trucks. In March 2003, a new assembly plant was inaugurated in Zelenograd outside Moscow. It is now operating at full capacity (500 trucks a year). Russia has become increasingly important to Volvo in recent years. The company sold 1400 trucks there between January and September this year, corresponding to an increase of almost 80 percent compared with the same period last year. Volvo is also the leader among all the imported truck makes.

Volvo has been operating in Russia since 1994 and has built up an extensive network of services stations across the main routes in the country. Today some 25,000 Volvo trucks are in use in the country. Many of these vehicles are transporting goods to and from Russia to Western Europe.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, +46 31 66 39 08